-FOR IMMEDIATE RELEASE-

ELRON SIGNS DEFINITIVE AGREEMENT TO ACQUIRE
APPROXIMATELY 823,000 PARTNER SHARES FROM POLAR
COMMUNICATIONS FOR APPROXIMATELY $5.3 MILLION

Tel Aviv, March 8, 2006 Elron Electronic Industries Ltd. (NASDAQ and TASE: ELRN) announced today the signing of a definitive agreement to acquire approximately 823,000 shares of Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) (“Partner”) from Polar Communications Ltd. for approximately $5.3 million, subject to adjustments in accordance with the terms of the agreement. Elron already holds approximately 2% of Partner and upon completion of the acquisition, will hold approximately 2.6% of Partner. Almost all of these shares are subject to transfer restrictions under Partner’s license.

The completion of the acquisition is subject to the satisfaction of certain closing conditions including regulatory approval. There is no assurance that the acquisition will be completed.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact:

Rinat Remler

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.